Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 3 DATED JULY 2, 2013

TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 1, dated May 17, 2013 and Supplement No. 2, dated June 14, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Leonia Data Center;

(3)	the completion of our acquisition of the Physicians’ Specialty Hospital; and

(4)	an amendment to our bridge loan agreement to provide interim financing for the construction of certain hospital facilities.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of July 1, 2013, we had accepted investors’ subscriptions for and issued 39,385,861 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $391,507,525. As of July 1, 2013, we had 135,614,139 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Leonia Data Center and Physician Specialty Hospital

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 114 of the prospectus.

On June 26, 2013, a wholly-owned subsidiary of our operating partnership acquired 100% of the fee simple interest in a 67,000 rentable square foot data center facility (the “Leonia Data Center”), located in Leonia, New Jersey, for a purchase price of $14,760,000, plus closing costs. The seller of the Leonia Data Center, Leonia Associates, LLC, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Leonia Data Center using net proceeds from our initial public offering.

On June 28, 2013, a wholly-owned subsidiary of our operating partnership acquired 100% of the fee simple interest in a 55,740 rentable square foot healthcare facility (the “Physicians’ Specialty Hospital”), located in Fayetteville, Arkansas, for a purchase price of $22,625,000, plus closing costs. The seller of the Physicians’ Specialty Hospital, NWA Surgeon Investors Properties, LLC, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Physicians’ Specialty Hospital using net proceeds from our initial public offering.

Description of the Properties

The Leonia Data Center was constructed in 1988. The property is located on approximately 3.35 acres in Leonia, New Jersey. As of June 26, 2013, the Leonia Data Center was 100% leased to Infocrossing, Inc. (“Infocrossing”). In connection with the acquisition, we paid an acquisition fee of approximately $295,200, or 2% of the purchase price, to our advisor.

The Physicians’ Specialty Hospital was constructed in 1994 and was renovated in 2009. The property is located on approximately 1.43 acres in Fayetteville, Arkansas. As of June 28, 2013, the Physicians’ Specialty Hospital was 100% leased to Physicians’ Specialty Hospital, LLC (“PSH”). In connection with the acquisition, we paid an acquisition fee of approximately $452,500, or 2% of the purchase price, to our advisor.

In evaluating the Leonia Data Center and the Physicians’ Specialty Hospital as potential acquisitions and determining the appropriate amount of consideration to be paid for such acquisitions, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Leonia Data Center and the Physicians’ Specialty Hospital:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy	Location
Leonia Data Center	06/26/2013	1988	$14,760,000	$295,200	7.75%	8.35%	100.0%	Leonia, NJ
Physicians’ Specialty Hospital	06/28/2013	1994	$22,625,000	$452,500	8.50%	9.80%	100.0%	Fayetteville, AR

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)

Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Leonia Data Center and the Physicians’ Specialty Hospital are suitable for their present and intended purpose as a data center and a healthcare facility, respectively, and adequately covered by insurance.

The Leonia Data Center is located in the New-York-Northern New Jersey-Long Island metropolitan statistical area, and as such may compete with other data centers for tenants if the current tenant lease is not renewed.

The Physicians’ Specialty Hospital is located in the Fayetteville-Springdale-Rogers, Arkansas metropolitan statistical area, and as such may compete with other healthcare facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Leonia Data Center and the Physicians’ Specialty Hospital. Among other things, the property manager has the authority to negotiate and enter into leases for the Leonia Data Center and the Physicians’ Specialty Hospital on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Leonia Data Center and the Physicians’ Specialty Hospital in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 117 of the prospectus.

Wholly-owned properties

The following table shows, as of each property’s respective acquisition date, the principal provisions of the lease terms for the sole tenants of the Leonia Data Center and the Physicians’ Specialty Hospital:

Tenant	Renewal Options(1)	Current Annual Base Rent	Base Rent Per Square Foot	Lease Expiration
Infocrossing(2)	—	$1,183,000	$17.66	06/30/2022
PSH(3)	3/5 yr	$1,923,000(4)	$34.50	04/01/2024

(1)	Represents option renewal period/term of each option.

(2)	All of the operations and the principal nature of business of the tenant are data center related.

(3)	All of the operations and the principal nature of business of the tenant are healthcare related.

(4)	The annual base rent under the lease increases every year by 2% of the then-current base rent.

Depreciable Tax Basis

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 122 of the prospectus.

Wholly-owned and joint venture properties

For 2012, the real estate taxes on the Leonia Data Center were approximately $235,000. For federal income tax purposes, we estimate that the depreciable basis in the Leonia Data Center will be approximately $13,284,000.

For 2012, the real estate taxes on the Physicians’ Specialty Hospital were approximately $56,169. For federal income tax purposes, we estimate that the depreciable basis in the Physicians’ Specialty Hospital will be approximately $20,363,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 11 of the prospectus and the “Investment Objectives, Strategy and Policies—Investment Strategy—Investing in and Originating Loans” section beginning on page 99 of the prospectus:

Victory/Walnut Hill Bridge Loan

On June 27, 2013, the operating partnership entered into an amendment and restatement of the bridge loan agreement (the “Victory/Walnut Hill Bridge Loan”). Pursuant to the amendment, the operating partnership agreed to increase our principal amount funded to the borrowers from $10,000,000 to $18,000,000 to provide interim financing for the construction of certain hospital facilities.

The obligations of the borrowers under the Victory/Walnut Hill Bridge Loan are guaranteed by Manfred Co., L.C., which is the parent company of the borrowers, under a continuing, unconditional and absolute guaranty. The guarantor also promises to pay all costs and expenses incurred in endeavoring to collect the guaranteed payments.

The Victory/Walnut Hill Bridge Loan is evidenced by a promissory note, a loan agreement and is collateralized by a 23 acre parcel of land in Houston, Texas and a 150,000 square foot medical office building in Houston, Texas. The borrowers will repay the Victory/Walnut Hill Bridge Loan from: (i) our anticipated purchase of the Valley Baptist Hospital for approximately $4,000,000; (ii) our anticipated purchase of the Victory Hospital for approximately $7,000,000; and (iii) our anticipated purchase of the Walnut Hill Hospital for approximately $7,000,000.

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